October 12, 2012

VIA EDGAR CORRESPONDENCE AND REGULAR MAIL

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Jason Fox, Division of Investment Management

RE:                 Calvert Variable Series, Inc.

            File Numbers 002-80154 and 811-03591

            Calvert Variable Products, Inc.

            File Numbers Nos. 811-04000 and 002-90309

Dear Mr. Fox:

In a telephone conversation with Lance King of Calvert on September 26, 2012, you provided comments (“Comments”) on the Form N-CSR filings made by Calvert Variable Series, Inc. (“CVS”) and Calvert Variable Products, Inc. (each, a “Company”) for the fiscal year ended December 31, 2011.

You requested that written responses to the Comments be filed via EDGAR correspondence within thirty days.  This letter is intended to respond to the Comments on behalf of each Company.  Each Comment and the response thereto is provided below.

1.                  Comment:  The Financial Highlights in the annual report should include disclosure that total return does not reflect charges and expenses imposed under the variable annuity or life insurance contract.  Disclosure in a footnote is acceptable.

            Response:  In future shareholder reports filed on Form N-CSR, each Company will include the requested disclosure in the Financial Highlights.

2.         Comment:  The Form 40-8B25 (Application for Extension of Time) filing dated November 29, 2011, made by CVS in connection with the N-Q filing for Calvert VP Income Portfolio, contains a thin explanation as to why additional time for the filing was requested.

            Response:  Calvert provided the staff of the Securities and Exchange Commission (the “Staff”) that supervises Calvert’s retail funds a more detailed explanation for the delay in filing Form N-CSR for Calvert Social Investment Fund (“CSIF”) and The Calvert Fund (“TCF”), which explanation was the same for the delayed N-Q filing by CVS.  This more detailed explanation was provided to the Staff in EDGAR correspondence filings made for CSIF and TCF on January 5, 2012 and January 17, 2012, and in a conference call between Calvert and the Staff on January 12, 2012. [1]

Any future 40-8B25 filings will include a detailed explanation as to why the application is being filed.

Finally, on behalf of each Company and as an officer of each Company, I acknowledge that:

1.         Each Company is responsible for the adequacy and accuracy of the disclosure in the Form N-CSR;

2.         Comments of the Staff or changes to disclosure in response to Staff comments on the Form N-CSR reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Form N-CSR; and

3.         The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                    *                   *                    *                    *                   *

We trust that these responses to the Comments are satisfactory.  Please call me or Lance King at 301-657-7045 if you have any questions or comments.

Sincerely,

/s/ William M. Tartikoff

William M. Tartikoff

[1] This conference call included Lance King and I, and Kevin Rupert, Richard Pfordte and Stephen Sadoski of the Staff.

These communications with the SEC staff were made in response to a letter from the SEC staff dated December 15, 2011, concerning Form 12b-25 (Notification of Late Filing) filings for CSIF and TCF.

2